SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Atlas Energy, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
049298102
(CUSIP Number)
Lydia I. Beebe
Corporate Secretary and Chief Governance Officer
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
(925) 842-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Charles W. Mulaney, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0700
November 8, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	049298102	Page	2	of	14

1	NAMES OF REPORTING PERSONS Chevron Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,936,919[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,936,919

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described therein. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Chevron that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and Chevron expressly disclaims beneficial ownership of such securities.
2 Based on 78,424,511 shares of issuer common stock outstanding as of November 4, 2010 (as represented by the issuer in the Merger Agreement, as defined in Item 3 below) plus 2,160,500 shares of issuer common stock issuable upon exercise of vested options by the stockholders party to the Voting Agreement as of November 8, 2010.

Page	3	of	14

Item 1.	Security and Issuer.
          This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Atlas Energy, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1550 Coraopolis Heights Road, Moon Township, PA 15108.

Item 2.	Identity and Background.
     This Statement is being filed by Chevron Corporation, a Delaware corporation (“Chevron”).
     Chevron is one of the world’s leading integrated energy companies, with subsidiaries that conduct business worldwide. Chevron explores for, produces and transports crude oil and natural gas; refines, markets and distributes transportation fuels and other energy products; manufactures and sells petrochemical products; generates power and produces geothermal energy; provides energy efficiency solutions; and develops the energy resources of the future, including biofuels. The address of the principal business and address of the principal office of Chevron is 6001 Bollinger Canyon Road, San Ramon, CA 94583-2324.
     (a)-(c) The name, business address, present principal occupation or employment of each executive officer and director of Chevron is set forth on Schedule A to this Statement, which is incorporated herein by reference. Other than such directors and executive officers, there are no persons controlling Chevron.
     (d)-(e) During the last five years, neither Chevron nor, to Chevron’s knowledge, any person named on Schedule A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The citizenship of each executive officer and director of Chevron is set forth on Schedule A to this Statement, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.
     As more fully described in response to Item 4, the shares of Issuer Common Stock to which this Statement relates have not been purchased by Chevron. Pursuant to a Voting Agreement, dated as of November 8, 2010 (the “Voting Agreement”), among Chevron, Arkhan Corporation, a Delaware corporation and a wholly owned indirect subsidiary of Chevron (“Merger Sub”), and certain stockholders of the Issuer identified in Annex I thereto (each, a “Stockholder” and, collectively, the “Stockholders”), Chevron may be deemed to be the beneficial owner of 4,936,919 shares of Issuer Common Stock (collectively, the “Subject Shares”) held of record by the Stockholders. Chevron, Merger Sub and the Stockholders entered into the Voting Agreement to induce Chevron and Merger Sub to enter into the Agreement and Plan of Merger, dated as of November 8, 2010 (the “Merger Agreement”), among Chevron,

Page	4	of	14
Merger Sub and the Issuer. Both the Voting Agreement and the Merger Agreement are described in further detail in Item 4 below, which descriptions are incorporated by reference in this Item 3. Any beneficial ownership of Chevron of shares of Issuer Common Stock that may be deemed to arise from the Voting Agreement does not require the expenditure of any funds, as Chevron did not pay additional consideration to the Stockholders for entering into the Voting Agreement. Chevron anticipates it will fund the transactions contemplated by the Merger Agreement by using cash on hand.
     References to, and descriptions of, the Merger Agreement and the Voting Agreement contained throughout this Statement are qualified in their entirety by reference to such agreements, which are filed as Exhibits 1 and 2 hereto, respectively, and incorporated by reference herein.

Item 4.	Purpose of Transaction.
     (a)-(b) As described in Item 3 above, this Statement relates to the shares of Issuer Common Stock that are the subject of the Voting Agreement. The Voting Agreement was entered into as a condition to the willingness of Chevron and Merger Sub to enter into the Merger Agreement.
     Merger Agreement
     On November 8, 2010, Chevron, Merger Sub and the Issuer entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”) and, upon the consummation of the Merger (the “Effective Time”), the Issuer will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and become an indirect wholly owned subsidiary of Chevron. Pursuant to the Merger Agreement, at the Effective Time, (i) each issued and outstanding share of Issuer Common Stock (other than Issuer Common Stock owned by the Issuer as treasury stock, any shares of Issuer Common Stock owned by Chevron, Merger Sub or any other direct or indirect wholly owned subsidiary of Chevron and Issuer Common Stock held by a holder who has properly exercised his appraisal rights in accordance with Section 262 of the Delaware General Corporation Law) will be converted into the right to receive $38.25 in cash, which price may be adjusted in specified circumstances in accordance with the terms of the Merger Agreement described below (the “Merger Consideration”) and (ii) all shares of Issuer Common Stock will automatically be cancelled and will cease to exist. In addition, immediately prior to the Merger, holders of the Issuer’s Common Stock will receive a pro rata distribution of all common units of Atlas Pipeline Holdings, L.P. (“AHD”) that are owned by the Issuer (including those issued pursuant to the AHD Transaction Agreement, as defined below) (the “AHD Distribution”). Based on the number of shares of the Issuer’s Common Stock outstanding (as represented by the Issuer) as of November 4, 2010 (78,424,511), the number of AHD common units held by the Issuer as of such date (17,808,109) and the number of AHD common units to be issued to the Issuer pursuant to the AHD Transaction Agreement (23,379,384), approximately 0.525 AHD common units will be distributed in respect of each share of the Issuer’s Common Stock in the AHD Distribution. If AHD common units are substituted for cash pursuant to the AHD Transaction Agreement as described below, such additional common units will also be distributed in the AHD Distribution and the Merger consideration will be $37.94 per share in cash.

Page	5	of	14
     In addition, in connection with the AHD Distribution, there will be an equitable adjustment to outstanding Issuer equity awards (other than awards of Issuer restricted stock) such that there will be a downward adjustment to the exercise price of each option to acquire Issuer Common Stock and an upward adjustment to the number of shares of Issuer Common Stock subject to Issuer restricted stock unit awards, Issuer deferred unit awards, and Issuer phantom stock or unit awards. Each Issuer deferred unit award and Issuer phantom stock or unit award, in each case that is outstanding immediately prior to consummation of the Merger, will be converted into the right to receive the Merger Consideration, and each option to acquire Issuer Common Stock and each Issuer restricted stock unit award, in each case that is outstanding immediately prior to consummation of the Merger, will either be (a) converted into the right to receive an amount of cash based on the formulas contained in the Merger Agreement or (b) assumed by Chevron and converted into Chevron equity awards based on the formulas contained in the Merger Agreement.
     Chevron, Merger Sub and the Issuer have made customary representations, warranties and covenants in the Merger Agreement. The closing of the Merger is subject to (i) the requisite approval by the stockholders of the Issuer, (ii) the absence of certain legal impediments to the consummation of the Merger, (iii) regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) the consummation of certain Restructuring Transactions as described below in part (c) of this Item 4, (v) with respect to Chevron and Merger Sub’s obligation to close, there not having occurred a “Specified Change of Control” as defined in the Participation and Development Agreement, dated April 20, 2010, by and among Atlas Energy Resources, LLC, Atlas America, LLC, Viking Resources, LLC, Atlas Resources, LLC and Reliance Marcellus, LLC and (vi) other customary closing conditions. There is no certainty that the Merger will be consummated.
     The Merger Agreement includes customary termination rights, including a provision permitting either the Issuer or Chevron to terminate the Merger Agreement if the Merger is not consummated on or before September 30, 2011 (subject to the ability of either party to extend by 90 days under certain circumstances).
     Voting Agreement
     In connection with the Merger Agreement, Chevron, Merger Sub and the Stockholders entered into the Voting Agreement, pursuant to which each Stockholder, subject to certain conditions therein, agreed to, among other things, vote or cause to be voted the Stockholder’s Subject Shares in favor of the approval of the Merger Agreement and the transactions contemplated thereby and against any competing Takeover Proposal (as defined in the Merger Agreement) or any action, agreement or transaction that would be expected to impede or delay the consummation of the Merger.
     Pursuant to the Voting Agreement, each Stockholder has agreed to certain restrictions on transfer of such Stockholder’s Subject Shares and certain voting rights related thereto and has granted Chevron (or an individual designated by Chevron) an irrevocable proxy with respect to the Subject Shares. The irrevocable proxy permits Chevron or its designee to vote the Subject Shares in the manner set forth above in this Item 4. The Voting Agreement will terminate automatically upon the earlier of (i) termination of the Merger Agreement, (ii) in the event of an

Page	6	of	14
amendment to the Merger Agreement that changes the Merger Consideration to be received by Stockholders party to the Voting Agreement relative to holders of Issuer Common Stock generally, the date of such amendment and (iii) the Effective Time.
     (c) In connection with the Merger Agreement, the Issuer and certain other persons as herein described entered into certain agreements providing for, among other things, changes to the corporate structure of, and the assets and liabilities held by, the Issuer and its subsidiaries prior to the consummation of the Merger.
     Laurel Mountain Purchase Agreement
     On November 8, 2010, the Issuer, Atlas Pipeline Partners, L.P., a Delaware limited partnership (“APL”), APL Laurel Mountain, LLC, a Delaware limited liability company (“APL Sub”), and Atlas Energy Resources, LLC, a Delaware limited liability company (“ATN”), entered into an agreement (the “Laurel Mountain Purchase Agreement”), pursuant to which, among other things, prior to the consummation of the Merger Agreement, ATN shall acquire from APL Sub substantially all of APL Sub’s interest in Laurel Mountain Midstream, LLC, a Delaware limited liability company (such interest not to include certain preferred distribution rights to be retained by APL Sub) (the “Laurel Mountain Acquisition”).
     The Issuer’s obligation to consummate the Laurel Mountain Acquisition is subject to the satisfaction or waiver of the conditions to the consummation of the transactions contemplated by the AHD Transaction Agreement and the satisfaction or waiver of the conditions to the consummation of the Merger. The Laurel Mountain Acquisition is subject to obtaining the approval of the required lenders under APL’s credit agreement. The Laurel Mountain Acquisition is also subject to customary closing conditions. The Laurel Mountain Acquisition is not subject to the Issuer’s receipt of financing or approval by the Issuer’s stockholders or APL’s limited partners; however, there is no certainty that the Laurel Mountain Acquisition will be completed.
     AHD Transaction Agreement
     On November 8, 2010, the Issuer, AHD, and Atlas Pipeline Holdings GP, LLC, a Delaware limited liability company (“AHD GP”), entered into an agreement (the “AHD Transaction Agreement” and, together with the Laurel Mountain Purchase Agreement, the “Restructuring Agreements”), pursuant to which, among other things, prior to the consummation of the Merger Agreement, (i) the Issuer shall sell, or cause its subsidiaries to sell, to AHD all of the equity interests in certain directly or indirectly wholly owned subsidiaries of the Issuer and certain assets of the Issuer and its subsidiaries, and AHD shall assume certain liabilities of the Issuer and its subsidiaries, in exchange for newly issued AHD common units and cash, (ii) the Issuer shall contribute all of its interest in AHD GP to AHD, (iii) the Issuer will effect the AHD Distribution to its stockholders and (iv) AHD will repay all amounts outstanding under the Amended, Restated and Consolidated Promissory Note, dated July 19, 2010, to the Issuer (the transactions pursuant to the Restructuring Agreements, collectively, the “Restructuring Transactions”). At the closing of the AHD Transaction Agreement, AHD will pay $30 million in cash and issue 23,379,384 new AHD common units to the Issuer. In addition, at the AHD Closing, the Issuer will transfer to AHD an amount in cash equal to the amount of certain current

Page	7	of	14
liabilities being assumed by AHD. In certain circumstances, AHD may be required to issue an additional 3,188,098 AHD common units in lieu of the cash portion of the consideration payable by AHD.
     The Issuer’s obligation to consummate the transactions contemplated by the AHD Transaction Agreement is subject to the satisfaction or waiver of the conditions to the consummation of the transactions contemplated by the Laurel Mountain Purchase Agreement and the satisfaction or waiver of the conditions to the consummation of the Merger. The transactions contemplated by the AHD Transaction Agreement also are subject to other customary closing conditions, including at least 20 days having elapsed from the mailing of an information statement to AHD limited partners in respect of the Issuer’s approval by written consent, in its capacity as holder of a majority of the common units of AHD, to the amendment and restatement of the AHD limited partnership agreement and the adoption of a new AHD equity plan. The transactions contemplated by the AHD Transaction Agreement are not subject to AHD’s receipt of financing or approval by the Issuer’s stockholders or, given the approval by written consent, AHD’s limited partners; however, there is no assurance that the transactions contemplated by the AHD Transaction Agreement will be completed.
     Employee Matters Agreement
     In connection with the AHD Transaction Agreement, the Issuer, AHD and AHD GP entered into an Employee Matters Agreement (the “EMA”) on November 8, 2010. Under the EMA, certain employees who currently are employed by the Issuer will be transferred to AHD in connection with the closing of the AHD Transaction Agreement. Certain pre-closing liabilities attributable to such transferred employees will generally be assumed by AHD and its post-closing affiliates. AHD will be required to establish benefit plans for such transferred employees, including a 401(k) plan and health and welfare benefit plans, as of the closing of the AHD Transaction Agreement.
     (d) The Merger Agreement provides that the directors of Merger Sub at the Effective Time, who shall have been appointed by at least a majority of the existing board of directors of the Issuer, shall remain the initial directors of the Surviving Corporation until their successors have been duly elected or appointed or until their earlier death, resignation or removal. The board of directors of the Issuer immediately prior to the Effective Time shall resign as of the Effective Time. The Merger Agreement also provides that the officers of the Issuer at the Effective Time shall be the initial officers of the Surviving Corporation until their successors have been duly elected or appointed or until their earlier death, resignation or removal.
     (e) Not applicable.
     (f) The disclosure contained in paragraph (c) of this Item 4 is incorporated by reference herein.
     (g) Pursuant to the Merger Agreement, the Amended and Restated Certificate of Incorporation of the Issuer shall at the Effective Time be amended and restated in full to read as set forth in Exhibit A to the Merger Agreement and shall thereafter be the certificate of incorporation of the Surviving Corporation. At the Effective Time, the by-laws of Merger Sub

Page	8	of	14
shall be the by-laws of the Surviving Corporation, except as to the name of the Surviving Corporation, which shall be Arkhan Corporation.
     (h)-(i) Following consummation of the Merger, Chevron intends that the Common Stock of the Issuer will be delisted from the NASDAQ Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
     (j) Except as described herein or as would occur upon completion of any of the actions described herein, Chevron does not, and to Chevron’s knowledge the persons named on Schedule A hereto do not, as of the date of this Statement, have any specific plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.
     The foregoing descriptions of the Merger Agreement, the Voting Agreement, the Laurel Mountain Purchase Agreement, the AHD Transaction Agreement and the EMA do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement attached as Exhibit 1 hereto and incorporated by reference herein, the Voting Agreement attached as Exhibit 2 hereto and incorporated by reference herein, the Laurel Mountain Purchase Agreement attached as Exhibit 3 hereto and incorporated by reference herein, the AHD Transaction Agreement attached as Exhibit 4 hereto and incorporated by reference herein and the EMA attached as Exhibit 5 hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.
     (a) - (b) As a result of the Voting Agreement described above, Chevron may be deemed to have acquired shared beneficial ownership of 4,936,919 shares of Issuer Common Stock. This number of shares represents approximately 6.1% of the issued and outstanding shares of Issuer Common Stock based on 78,424,511 shares of Issuer Common Stock outstanding plus 2,160,500 shares of Issuer Common Stock issuable upon exercise of vested options, in each case as of November 4, 2010 (as represented by the Issuer in the Merger Agreement). The foregoing figures do not include the unvested options, phantom units and restricted stock units held by the Stockholders party to the Voting Agreement to the extent such equity awards are not expected to vest within 60 days of the date of this Statement. If such unvested options, phantom units and restricted stock units were included in the number of shares that Chevron may be deemed to beneficially own and in the denominator used to calculate the percentage of the outstanding shares of Issuer Common Stock that Chevron may be deemed to beneficially own, Chevron may be deemed to beneficially own 6,671,825 shares of Issuer Common Stock, representing approximately 8.1% of the outstanding shares of Issuer Common Stock.
     Notwithstanding the forgoing, Chevron does not control the voting of such shares with respect to matters other than as described in Item 4 above, and does not possess any economic or other rights as a stockholder of the Issuer with respect to such shares. Chevron disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Chevron as to the beneficial ownership of such shares.
     To Chevron’s knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons identified in Schedule A attached hereto.

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     (c) Neither Chevron nor, to Chevron’s knowledge, any person identified in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Chevron, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and Schedule A or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
     The following documents are filed as exhibits:

Exhibit
Number	Exhibit Name

Exhibit 1	Agreement and Plan of Merger, dated as of November 8, 2010, by and among Chevron Corporation, Arkhan Corporation and Atlas Energy, Inc. (incorporated by reference to Exhibit 2.1 to Atlas Energy, Inc.’s Current Report on Form 8-K, filed November 12, 2010 (Commission File No. 001-32169))

Exhibit 2	Voting Agreement, dated as of November 8, 2010, by and among Chevron Corporation, Arkhan Corporation, Edward E. Cohen, Jonathan Z. Cohen, Arete Foundation, EEC Trust, BZC Trust, The 2010 Cohen Family Trust and Solomon Investment Partnership, L.P. (incorporated by reference to Exhibit 99.1 to Atlas Energy, Inc.’s Current Report on Form 8-K, filed November 12, 2010 (Commission File No. 001-32169))

Exhibit 3	Purchase and Sale Agreement, dated as of November 8, 2010, by and among Atlas Pipeline Partners, L.P., APL Laurel Mountain, LLC, Atlas Energy, Inc. and Atlas Energy Resources, LLC (incorporated by reference to Exhibit 2.4 to Atlas Energy, Inc.’s Current Report on Form 8-K, filed November 12, 2010 (Commission File No. 001-32169))

Page	10	of	14

Exhibit
Number	Exhibit Name

Exhibit 4	Transaction Agreement, dated as of November 8, 2010, by and among Atlas Energy, Inc., Atlas Energy Resources, LLC, Atlas Pipeline Holdings, L.P. and Atlas Pipeline Holdings GP, LLC (incorporated by reference to Exhibit 2.2 to Atlas Energy, Inc.’s Current Report on Form 8-K, filed November 12, 2010 (Commission File No. 001-32169))

Exhibit 5	Employee Matters Agreement, dated as of November 8, 2010, by and among Atlas Energy, Inc., Atlas Pipeline Holdings, L.P. and Atlas Pipeline Holdings GP, LLC (incorporated by reference to Exhibit 2.3 to Atlas Energy, Inc.’s Current Report on Form 8-K, filed November 12, 2010 (Commission File No. 001-32169))

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 18, 2010

CHEVRON CORPORATION
by	/s/ Kari Endries
	Name:	Kari Endries
	Title:	Assistant Secretary and Managing Counsel

Page	12	of	14
SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF CHEVRON
     The following is a list of the executive officers and directors of Chevron setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. All persons listed below are citizens of the United States. Capitalized terms used but not otherwise defined in this Schedule A have the meaning ascribed to them in the Schedule 13D to which this Schedule A is attached.
Board of Directors of Chevron

Name	Position	Business Address

John S. Watson	Chairman of the Board and Chief Executive Officer	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

George L. Kirkland	Vice Chairman, Director and Executive Vice President, Global Upstream and Gas	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Samuel H. Armacost	Director	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Linnet F. Deily	Director	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Robert E. Denham	Director	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Robert J. Eaton	Director	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Chuck Hagel	Director	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Enrique Hernandez, Jr.	Director	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Franklyn G. Jenifer	Director	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Sam Nunn	Director	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Donald B. Rice	Director	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Kevin W. Sharer	Director	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Charles R. Shoemate	Director	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Page	13	of	14

Name	Position	Business Address

John G. Stumpf	Director	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Ronald D. Sugar	Director	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Carl Ware	Director	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Page	14	of	14
Executive Officers of Chevron

Name	Position	Business Address

John S. Watson	Chairman of the Board and Chief Executive Officer	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

George L. Kirkland	Vice Chairman, Director and Executive Vice President, Global Upstream and Gas	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

John E. Bethancourt	Executive Vice President, Technology and Services	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Michael K. Wirth	Executive Vice President, Global Downstream	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Patricia E. Yarrington	Vice President and Chief Financial Officer	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

R. Hewitt Pate	Vice President and General Counsel	6001 Bollinger Canyon Road San Ramon, CA 94583-2324

Lydia I. Beebe	Corporate Secretary and Chief Governance Officer	6001 Bollinger Canyon Road San Ramon, CA 94583-2324